CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Beam Therapeutics Inc.

238 Main Street

Cambridge, MA 02142

Attn: Terry-Ann Burrell, Chief Financial Officer and Treasurer

857-327-8775

September 20, 2023

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Mast and Ms. Angela Connell

Re: Beam Therapeutics Inc.

Form 10-K for the Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-39208

Dear Ms. Mast and Ms. Connell:

Beam Therapeutics Inc. (“Beam”) provides this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in a letter to Beam dated August 22, 2023 (the “Comment Letter”) pertaining to the Form 10-K for the year ended December 31, 2022 filed by Beam on February 28, 2023 (the “Form 10-K”). For ease of reference in this response letter, each of the Staff’s comments contained in the Comment Letter is reproduced in bold or italicized font, and the corresponding response of Beam is shown below the comment.

Form 10-K for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements

8. Equity method investment

Orbital, page F-26

1.	Please address the following as it relates to your equity method investment in Orbital Therapeutics and your response to our prior comment:

•

You state that the activities that most significantly impact Orbital’s economic performance are directed by the Orbital board and that power is not shared because the activities that most significantly affect Orbital’s economic performance do not require the consent of all of the parties, but rather a simple majority. Given the board consists of six members, explain how key decisions are made when a simple majority vote is not achieved (i.e., 3-3 tie).

•

You state that Orbital’s board was initially comprised of six directors and that you control no more than two of these seats. Explain how the remaining seats on the Orbital board are determined and identify the parties that have the power to nominate such directors.

•

You indicate that, in addition to your President who is serving as interim CEO of Orbital, you have the power to nominate one director for approval by the preferred shareholders. Explain the process by which director nominations are approved by preferred shareholders, including the minimum votes needed for approval and how votes are allocated amongst preferred shareholders.

•

Provide us with both the initial and current composition of Orbital’s ownership structure, including both preferred and common shareholders and any other variable interests. In this regard, we note that Orbital was initially funded by ARCH Venture Partners, a16z Bio+Health and Newpath Partners.

•

For each preferred stockholder, provide us the percentage ownership of Orbital, particularly noting if any one stockholder or group of related party stockholders own a significant percentage of the total preferred stock. If any of the preferred stockholders of Orbital are related parties to you or other preferred stockholders, provide an analysis under ASC 810-10-25-42 through 25-44B.

•

You state on page 77 of the 10-K that in addition to your CEO and President being members of the board of directors of Orbital, two of your directors affiliated with ARCH Venture Partners are members of the board of directors of Orbital. Tell us how you considered these directors in your determination of whether or not you are the primary beneficiary and whether or not these directors are considered de facto agents pursuant to ASC 810-10-25-43.

•	Provide us with copies of the following documents to facilitate our analysis:

•	License and Research Collaboration Agreement entered into with Orbital in September 2022

•	Stock Purchase Agreement for purchase of 75.0 million shares of Orbital common stock with a fair value of $25.5 million

•

Key governance documents for Orbital (e.g., articles of incorporation, bylaws, investor rights agreement and voting agreement) to the extent they contain information relevant to an analysis under ASC 810.

Company Response:

Beam respectfully acknowledges the Staff’s comment and has included each of the Staff’s requests in bold italics below, followed by Beam’s response to the Staff. As explained in greater detail below, Beam has concluded that it does not have a controlling financial interest in Orbital Therapeutics, Inc. (“Orbital”) and therefore should not consolidate Orbital in Beam’s financial statements at the date of the investment or any time thereafter. In short, Beam does not have the power to direct the activities of Orbital, either through equity ownership, positions on the Orbital board of directors or otherwise. The decisions that most significantly impact the economic performance of Orbital are made by the Orbital board of directors. For accounting purposes, Beam controls the two Orbital board seats held by Beam officers. But Beam controls only two of the six seats of the Orbital board of directors and does not control any other party on the Orbital board of directors. All decisions that most significantly affect Orbital’s economic performance are made by the Orbital board of directors by a simple majority vote and there are no other means for Beam to control the Orbital board of directors. Accordingly, Beam does not have the power to direct the activities of Orbital.

Rule 83 Confidential Treatment Request by Beam Therapeutics Inc. Request #1

Beam also considered the potential implications of related parties in the accounting analysis. The related parties as defined under ASC 810 (which includes de facto agents) are affiliated with Arch Venture Partners (“Arch”), a third-party investor in Orbital. Two of Orbital’s directors are designated by Arch, one of whom is a Beam director. A third Orbital director was designated by [**], who is both a member of Beam’s board of directors and a venture partner with Arch. Beam controls neither Arch nor any of these other Orbital directors. Arch does not control Beam and they are not under common control. The final Orbital director is not related to Beam or Arch. Accordingly, Beam’s relationships do not permit Beam to control significant decisions of Orbital.

Beam Therapeutics Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Terry-Ann Burrell, Chief Financial Officer and Treasurer, Beam Therapeutics Inc., 238 Main Street, Cambridge, MA 02142, phone 857-327-8775, before it permits any disclosure of the bracketed information contained in Request #1.

Having concluded that Beam lacks the power to direct the activities of Orbital that most significantly affect Orbital’s economic performance (the “power criterion”), Beam also analyzed the extent to which it should apply the so-called related party “tiebreaker test” of ASC 810-10-25-44, which where applicable may identify the primary beneficiary of a variable interest entity from among a group of related parties. Under ASC 810, Beam would not apply the related party “tiebreaker test” unless (i) there is a single decision maker that has met the power criterion but lacks the obligation to absorb losses from or the right to receive benefits of Orbital that could potentially be significant to Orbital (the “economics criterion”), and the aggregation of entities under common control with the single decision maker have met the economics criterion or (ii) they share the power with respect to Orbital. Neither of these required conditions is satisfied. First, no single decision maker met the power criterion because no entity appoints a majority of the directors to the Orbital board of directors. The Orbital board controls the Orbital business activities and the voting rights and Orbital board seats held by each party represent less than the simple majority required for board action. Second, for the purposes of ASC 810, power is not shared among the Beam related parties because unanimous consent of all the parties is not required to make significant decisions.

For these reasons, Beam has concluded that it is not the primary beneficiary with respect to Orbital and should not consolidate Orbital. Beam’s response to the Staff’s detailed questions is below.

You state that the activities that most significantly impact Orbital’s economic performance are directed by the Orbital board and that power is not shared because the activities that most significantly affect Orbital’s economic performance do not require the consent of all of the parties, but rather a simple majority. Given the board consists of six members, explain how key decisions are made when a simple majority vote is not achieved (i.e., 3-3 tie).

Orbital is a company incorporated under the laws of Delaware. Under Delaware law, Orbital’s certificate of incorporation, and Orbital’s bylaws, there are no decisions that require unanimous written consent and none that require greater than majority consent from board members at a meeting. Only a majority vote is required for the matters that significantly impact the economic performance of Orbital. In addition, Orbital has not delegated any key decision-making authority to management or to committees of its board of directors, nor has Orbital adopted any provisions in its certificate of incorporation or bylaws to alter the default decision making procedures under Delaware law. Therefore, all key decisions of Orbital that most significantly affect Orbital’s economic performance are made either by a majority vote of its board at a meeting or, if the board of Orbital so determines, by unanimous written consent of the Orbital board in lieu of a meeting. No affirmative action on any key matters can be validly taken by Orbital when a majority vote (or unanimous written consent) is not achieved, including in instances of a 3-3 tie. No action will be approved where there is a 3-3 tie, and because Beam controls no more than two seats, Beam does not have the power to break a tie, much less control the outcome in the first instance.

You state that Orbital’s board was initially comprised of six directors and that you control no more than two of these seats. Explain how the remaining seats on the Orbital board are determined and identify the parties that have the power to nominate such directors.

In accordance with Orbital’s certificate of incorporation, as well as the Amended and Restated Voting Agreement to which Orbital, Beam and substantially all Orbital stockholders are a party (the “Voting Agreement”), Orbital’s board was initially comprised of six directors. The two board seats that are considered to be controlled by Beam for purposes of the accounting analysis are designated and elected as follows:

•

One director (the “Orbital CEO Designee”) is designated by virtue of serving as Orbital’s Chief Executive Officer and is elected by the majority of the Orbital common stockholders. On September 2, 2022, (the date of Beam’s investment in Orbital), and also on December 31, 2022, the position of Orbital’s Chief Executive Officer was held on an interim basis by Beam’s President. Accordingly, for accounting purposes, the Orbital CEO Designee board seat has been considered to be controlled by Beam for as long as such board seat is held by a member of Beam’s executive team and Beam holds a majority of the Orbital common stock.

•

One director (the “Beam Designee”) is designated by Beam and is elected by the majority of the Orbital preferred stockholders (please refer to Beam’s response to the Staff below for a summary of the significant preferred stockholders). On September 2, 2022, and also on December 31, 2022, the Beam Director Designee was Beam’s Chief Executive Officer. Accordingly, for accounting purposes, the Beam Designee board seat is considered to be controlled by Beam.

The remaining four board seats that are not considered to be controlled by Beam are designated and elected as follows:

Rule 83 Confidential Treatment Request by Beam Therapeutics Inc. Request #2

•

Two directors (the “Arch Designees”) are designated by Arch, the lead investor in Orbital’s September 2022 preferred stock financing (the “Series Seed round”), and are elected pursuant to the Voting Agreement by the majority of the Orbital preferred stockholders.

•

One director (the “a16z Designee”) is designated by a16z Bio+Health (“a16z”), another participant in the Series Seed round, and is elected pursuant to the Voting Agreement by the majority of the Orbital preferred stockholders.

•	One director (the “Orbital Board Preferred Designee”) is designated by [**] and is elected pursuant to the Voting Agreement by the majority of the Orbital preferred stockholders.

Beam Therapeutics Inc. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Terry-Ann Burrell, Chief Financial Officer and Treasurer, Beam Therapeutics Inc., 238 Main Street, Cambridge, MA 02142, phone 857-327-8775, before it permits any disclosure of the bracketed information contained in Request #2.

Each Orbital stockholder party to the Voting Agreement is contractually obligated, at any meeting of Orbital stockholders at which an election of directors is held, or pursuant to any written consent of Orbital stockholders, to vote all shares owned by such stockholder or over which such stockholder has voting control in favor of individuals designated above.

For accounting purposes under ASC 810-10-25-43(c), related parties include de facto agents of a reporting entity (e.g., Beam) and includes “[a]n officer, employee, or member of the governing board of the reporting entity.” As such, the Orbital CEO Designee, the Beam Designee, the Arch Designees, and the Orbital Board Preferred Designee are considered related parties pursuant to ASC 810-10-25-43(c) of Beam in the accounting analysis. The a16z Designee is not a related party.

You indicate that, in addition to your President who is serving as interim CEO of Orbital, you have the power to nominate one director for approval by the preferred shareholders. Explain the process by which director nominations are approved by preferred shareholders, including the minimum votes needed for approval and how votes are allocated amongst preferred shareholders.

Under Orbital’s certificate of incorporation, on September 2, 2022 (the date of Beam’s investment in Orbital) and also on December 31, 2022, the holders of record of preferred stock, voting exclusively and as a separate class, are entitled to elect five directors of Orbital (each a “Preferred Director”); and the holders of record of the shares of common stock (excluding shares of common stock issued or issuable upon conversion of shares of preferred stock), voting exclusively and as a separate class, are entitled to elect one director of Orbital (the “Common Director”). Orbital’s certificate of incorporation does not provide for cumulative voting, and each director of Orbital is elected by the majority vote of the class or classes of stockholders entitled to vote for such director. As a result, the affirmative vote of a majority of the holders of Preferred Stock is necessary for the election of each of the five Preferred Directors, and the affirmative vote of a majority of the holders of common stock is necessary for the election of the Orbital CEO Designee as the Common Director.

Under the Voting Agreement, each Orbital stockholder is contractually obligated, at any meeting of Orbital stockholders at which an election of directors is held, or pursuant to any written consent of Orbital stockholders, to vote all shares owned by such stockholder or over which such stockholder has voting control in favor of individuals designated from time to time by certain parties to the Voting Agreement.

Rule 83 Confidential Treatment Request by Beam Therapeutics Inc. Request #3

As described in the response to the previous comment, (i) the Beam Designee is designated for election as a Preferred Director by Beam, (ii) the two Arch Designees are designated for election as Preferred Directors by entities affiliated with Arch, (iii) the a16z Designee is designated for election as a Preferred Director by a16z, (iv) the Orbital Board Preferred Designee is designated for election as a Preferred Director by [**], and (v) the Orbital CEO Designee is designated for election as the Common Director. Orbital’s Chief Executive Officer is hired and removed by the Orbital board (subject to a simple majority vote of the Orbital board) with no approval for his or her hiring or removal required from Orbital equity holders.

Beam Therapeutics Inc. respectfully requests that the information contained in Request #3 be treated as confidential information and that the Commission provide timely notice to Terry-Ann Burrell, Chief Financial Officer and Treasurer, Beam Therapeutics Inc., 238 Main Street, Cambridge, MA 02142, phone 857-327-8775, before it permits any disclosure of the bracketed information contained in Request #3.

Provide us with both the initial and current composition of Orbital’s ownership structure, including both preferred and common shareholders and any other variable interests. In this regard, we note that Orbital was initially funded by ARCH Venture Partners, a16z Bio+Health and Newpath Partners.

Rule 83 Confidential Treatment Request by Beam Therapeutics Inc. Request #4

On September 2, 2022, Orbital’s capital structure consisted of common stock, Series Seed Preferred Stock, unvested restricted common stock and common stock options. There are no relevant variable interests in Orbital other than equity interests because only the equity interests have the right to make decisions that most significantly impact the entity. The License and Research Collaboration Agreement between Beam and Orbital dated September 2, 2022 (the “License Agreement”) is not a variable interest because [**]. In addition, the License Agreement does not provide Beam with any rights to direct the activities at Orbital beyond the rights provided in Orbital’s governance documents to holders of Orbital common stock. Other license agreements to which Orbital is a party similarly do not provide any governance rights. As noted above, all of the significant Orbital activities are subject to approval by the Orbital board.

As of September 2, 2022, Orbital’s ownership structure is as follows:

Shareholder	Common Stock[1]	Series Seed Preferred Stock[2]	Fully Diluted Shares	Fully Diluted Interest	Interest in Preferred Stock
Beam Therapeutics	75,000,000	—	75,000,000	31.5%	0.0%
ARCH Venture Partners	[**]	[**]	[**]	[**]	[**]
Giuseppe (Pino) Ciaramella	[**]	[**]	[**]	[**]	[**]
a16z	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]
Newpath	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]
Outstanding Options	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]

Total	135,574,000	102,733,126	238,307,126	100%	100%

[1]

Common stock includes both common stock, which is outstanding for accounting purposes, and [**]. The [**] are not considered outstanding shares for accounting purposes (i.e., Beam’s application of the equity method of accounting considered only the [**] common shares). Accordingly, as of September 2, 2022, Beam held 75,000,000 of the total 77,245,830 shares of common stock outstanding for accounting purposes, representing 97% of such shares.

[2]	Total Series Seed Preferred Stock includes [**] shares of [**] preferred stock, [**], that vest over time.

The only change to Orbital’s capitalization between September 2 and December 31, 2022, was due to [**]. As a result, Beam’s share of outstanding common stock on December 31, 2022 was [**]%.

During the first half of 2023, Orbital issued an aggregate [**] shares of Series A Preferred Stock to Arch, a16z, Newpath Partners and other investors. Beam did not participate in the Series A financing and as a result, its ownership interest in Orbital was diluted. In connection with Orbital’s Series A financing, the [**].

As of August 29, 2023, Orbital’s ownership structure is as follows:

Shareholder	Common Stock	Series Seed Preferred Stock	Series A Preferred Stock	Fully Diluted Shares	Fully Diluted Interest	Interest in Preferred Stock
ARCH Venture Partners	[**]	[**]	[**]	[**]	[**]	[**]
Beam Therapeutics	75,000,000	—	—	75,000,000	16.8%	0.0%
a16z	[**]	[**]	[**]	[**]	[**]	[**]
Giuseppe (Pino) Ciaramella	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]
Newpath	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]
Outstanding Options	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]

Total	[**]	102,642,681	[**]	[**]	100%	100%

Beam’s share of the outstanding common stock on August 29, 2023, [**].

Beam Therapeutics Inc. respectfully requests that the information contained in Request #4 be treated as confidential information and that the Commission provide timely notice to Terry-Ann Burrell, Chief Financial Officer and Treasurer, Beam Therapeutics Inc., 238 Main Street, Cambridge, MA 02142, phone 857-327-8775, before it permits any disclosure of the bracketed information contained in Request #4.

For each preferred stockholder, provide us the percentage ownership of Orbital, particularly noting if any one stockholder or group of related party stockholders own a significant percentage of the total preferred stock. If any of the preferred stockholders of Orbital are related parties to you or other preferred stockholders, provide an analysis under ASC 810-10-25-42 through 25-44B.

For purposes of its accounting analysis, and as discussed above, Beam considered five of the six Orbital directors to be within a related party group with Beam. As discussed below, Beam considered these relationships in concluding that the related parties do not share power as defined under the applicable accounting standards, and that Beam would not apply the related party “tiebreaker test.”

Rule 83 Confidential Treatment Request by Beam Therapeutics Inc. Request #5

As shown in the capitalization table above, [**]. For the purposes of the ASC 810 accounting analysis, Beam considered Arch to be a de facto agent and therefore a related party under ASC 810-10-25-43(c) of Beam because two members of Beam’s board of directors are affiliated with Arch. In addition, the Orbital Board Preferred Designee is affiliated with Arch and serves on the

Beam board of directors. Because the Orbital Board Preferred Designee is also a member of the Beam board of directors, for purposes of the accounting analysis, Beam also considered him to be a related party under ASC 810-10-25-43(c) of Beam. The a16z Designee is not a related party of Beam, including consideration of the de facto agent guidance.

Beam Therapeutics Inc. respectfully requests that the information contained in Request #5 be treated as confidential information and that the Commission provide timely notice to Terry-Ann Burrell, Chief Financial Officer and Treasurer, Beam Therapeutics Inc., 238 Main Street, Cambridge, MA 02142, phone 857-327-8775, before it permits any disclosure of the bracketed information contained in Request #5.

The following discussion sets forth Beam’s analysis under ASC 810-10-25-42 through 25-44B.

-	ASC 810-10-25-42

Beam concluded that the assessment in ASC 810-10-25-42 is not applicable because there is no single reporting entity (including with consideration of its related parties) having the power to direct the activities of Orbital that most significantly affect Orbital’s economic performance (i.e., that meets the test set forth in paragraph 810-10-25-38A(a)). Therefore, there is no “single decision maker.” The Orbital business is directed, managed, and controlled by the Orbital board and the decisions that most significantly impact the economic performance of Orbital require only simple majority approval of its board. Because, as noted above, no one party has the power to designate a majority of the directors to the Orbital board, no one party has the power to act as a single decision maker with respect to Orbital.

-	ASC 810-10-25-43

Please see Beam’s response to the Staff’s following question for Beam’s analysis of ASC 810-10-25-43.

-	ASC 810-10-25-44

The guidance of ASC 810-10-25-44 states in part (emphasis added):

The guidance in this paragraph shall be applicable for situations in which the conditions in paragraph 810-10-25-44A have been met or when power is shared for a VIE. In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity and its related parties (including the de facto agents described in paragraph 810-10-25-43) have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. …..

The guidance in ASC 810-10-25-44 is inapplicable because the criteria of ASC 810-10-25-44A is not met and shared power is not present, as explained in this paragraph and below with respect to the analysis of ASC 810-10-25-44A. ASC 810-10-25-38D states that power “is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power.” As discussed above, all key decisions that most significantly affect Orbital’s economic performance are made by a majority vote of its board at a meeting, or for administrative convenience, may be made by unanimous written consent of the Orbital board if a vote is not held. Therefore, not all parties in the related party group are required to approve the activities that most significantly affect Orbital’s economic performance. Hence, the power is not shared and the guidance in this paragraph is not applicable.

In reaching the conclusion that power is not shared, Beam considered interpretative guidance on the determination of shared power, all of which indicated that for shared power to exist, the unanimous consent of all parties is required for effective decisions. The following example from Section 7.4.2.2 of Deloitte & Touche LLP’s Consolidation Roadmap illustrates a similar scenario (emphasis added):

Three related parties (A, B, and C) not under common control form Entity X (a VIE) and hold 25 percent, 35 percent, and 40 percent, respectively, of the entity’s voting interests. Decisions about the activities that most significantly affect the VIE’s economic performance require a simple majority vote of the voting interests. Consequently, two of the three parties must agree on all of the decisions that most significantly affect the VIE’s economic performance. In this example, even though the related-party group holds 100 percent of the voting rights and economics, because X’s corporate governance does not require the consent of all the parties, power is not considered shared. Therefore, performance of the related-party tiebreaker test is not required, and no party will consolidate X.

Ernst & Young LLP’s Financial Reporting Developments, Consolidations describes shared power in section 9.3 as follows (emphasis added):

In certain instances, power can be shared by a group of entities that are related parties. We believe this will happen when the consent of each of the related parties is required to make the decisions about the significant activities…..

KPMG LLP’s Handbook, Consolidations describes shared power in Question 6.5.10 (emphasis added):

Interpretive response: Power is shared if: [810-10-25-38D]

— two or more unrelated parties together meet the power criterion; and

— all decisions about the VIE’s most significant activities require the consent of each party (i.e. one party cannot unilaterally make decisions related to the VIE’s most significant activities).

PricewaterhouseCoopers LLP’s Consolidation describes shared power in Section 5.7.1 (emphasis added):

In situations where power over an entity’s most significant activities is shared among related parties, a qualitative analysis is required to determine which party within the related party group is most closely associated with the VIE. The party within the related party group that is most closely associated with the VIE is the primary beneficiary and is required to consolidate and disclose the impact of the VIE. Refer to CG 5.8 for further discussion related to the application of the related party tiebreaker test.

If no single party within the related party group has stated power, and a VIE’s significant activities require the consent of two or more related parties, a reporting entity must assess whether power is shared. As discussed in CG 5.2.4, shared power exists only when the unanimous consent of all parties believed to share power over a VIE’s economically significant activities is required. This concept is illustrated in Example CG 5-13.

Based on the above analysis, the guidance of ASC 810-10-25-44 is not applicable because shared power does not exist. The unanimous consent of all parties is not required to make decisions about the activities that most significantly affect Orbital’s economic performance.

-	ASC 810-10-25-44A

The guidance of ASC 810-10-25-44A states as follows:

In situations in which a single decision maker concludes, after performing the assessment in paragraph 810-10-25-42, that it does not have the characteristics in paragraph 810-10-25-38A, the single decision maker shall apply the guidance in paragraph 810-10-25-44 only when the single decision maker and one or more of its related parties are under common control and, as a group, the single decision maker and those related parties have the characteristics in paragraph 810-10-25-38A.

This guidance is also not applicable. As discussed above in the discussion of ASC 810-10-25-42, there is no single decision maker, and Beam is not under common control with any of the entities in the related party group.

-	ASC 810-10-25-44B

The guidance of ASC 810-10-25-44B provides as follows:

This paragraph applies to a related party group that has the characteristics in paragraph 810-10-25-38A only when both of the following criteria are met. This paragraph is not applicable for legal entities that meet the conditions in paragraphs 323-740-15-3 and 323-740-25-1.

a.	The conditions in paragraph 810-10-25-44A are not met by a single decision maker and its related parties.

b.

Substantially all of the activities of the VIE either involve or are conducted on behalf of a single variable interest holder (excluding the single decision maker) in the single decision maker’s related party group.

The single variable interest holder for which substantially all of the activities either involve or are conducted on its behalf would be the primary beneficiary. The evaluation in (b) above should be based on a qualitative assessment of all relevant facts and circumstances. In some cases, when performing that qualitative assessment, quantitative information may be considered. This assessment is consistent with the assessments in paragraphs 810-10-15- 14(c)(2) and 810-10-15-17(d)(2).

Beam notes that criterion (a) above is not applicable because there is no single decision maker. As described above, the Orbital board has complete discretion and authority over the management and control of Orbital. Criterion (b) does not require evaluation because criterion (a) is not met.

Because both criteria (a) and (b) above have to be met for the application of the guidance in ASC 810-10-25-44B and criteria (a) has not been met, Beam concluded that it should not consolidate Orbital under the VIE model.

You state on page 77 of the 10-K that in addition to your CEO and President being members of the board of directors of Orbital, two of your directors affiliated with ARCH Venture Partners are members of the board of directors of Orbital. Tell us how you considered these directors in your determination of whether or not you are the primary beneficiary and whether or not these directors are considered de facto agents pursuant to ASC 810-10-25-43.

Beam considered the composition of Orbital’s board of directors in its primary beneficiary analysis. To restate the above conclusions, Beam’s CEO serves on Orbital’s board of directors as the Beam Designee. Additionally, Beam’s President serves on Orbital’s board of directors as the Orbital CEO Designee. Beam considered the definition of related parties for purposes of applying the ASC 810 accounting analysis to include de facto agents pursuant to ASC 810-10-25-43, which states that officers, employees and members of the governing board of the reporting entity are considered de facto agents. One of the Arch Designees also serves as a member of Beam’s board of directors. Accordingly, both of the Arch Designees are de facto agents of Beam. Additionally, the Orbital Board Preferred Designee is both a member of Beam’s board of directors and a venture partner with Arch and is considered a de facto agent of Beam. As a result, two of the six Orbital board seats are controlled by Beam and three are de facto agents, and therefore considered to be related parties under the ASC 810 accounting analysis. The sixth board seat, designated by a16z, is neither a related party nor a de facto agent of Beam. These facts were considered in Beam’s analysis of ASC 810-10-25-44 through 44B as described above, along with the fact that power is not shared among related parties.

Provide us with copies of the following documents to facilitate our analysis:

•	License and Research Collaboration Agreement entered into with Orbital in September 2022

•	Stock Purchase Agreement for purchase of 75.0 million shares of Orbital common stock with a fair value of $25.5 million

•

Key governance documents for Orbital (e.g., articles of incorporation, bylaws, investor rights agreement and voting agreement) to the extent they contain information relevant to an analysis under ASC 810.

Beam acknowledges the Staff’s request and respectfully advises the Staff that in response to this comment, the confidential documents requested are being provided directly to the Staff by Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). In accordance with Rule 12b-4, such materials are being provided together with a request that these materials be destroyed promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Form 10-K, including any amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by WilmerHale.

*****

We appreciate the opportunity to respond to the Commission and, if you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Terry-Ann Burrell
Terry-Ann Burrell
Chief Financial Officer and Treasurer

cc:

Christine Bellon, Ph.D., Chief Legal Officer and Secretary

Cynthia Mazareas, Partner, Wilmer Cutler Pickering Hale and Dorr LLP

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